File No. 811-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A)
OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: DWS Dreman Enhanced Total Return Fund, Inc.
Address of Principal Office (No. & Street, City, State, Zip Code):
345 Park Avenue
New York, NY 10154
Telephone Number (including area code):           (212) 454-7190
Name and address of agent for service of process:
Michael G. Clark
345 Park Avenue
New York, NY 10154
Copy to:
David A. Sturms, Esq.
Cathy G. O’Kelly, Esq.
Vedder, Price, Kaufman & Kammholz, P.C.
222 North LaSalle Street
Chicago, IL 60601
Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒	NO ☐
     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the state of New York on the 20th day of July, 2007.

DWS Dreman Enhanced Total Return Fund, Inc.
By:	/s/ Paul H. Schubert
Paul H. Schubert
Chief Financial Officer

Attest:
/s/ John Millette
John Millette
Secretary